Sun Life

Sun Life announces Ingrid Johnson as new President of Sun Life Asia

TORONTO, October 25, 2021 /CNW/ - Kevin Strain, President and Chief Executive Officer of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced Ingrid Johnson will become the new President of Sun Life Asia effective October 26, 2021.

Ms. Johnson will be responsible for one of Sun Life's fastest growing strategic pillars encompassing life, health and wealth management businesses in eight Asian markets – China, Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore and Vietnam.

Ms. Johnson succeeds Léo Grépin, who left Sun Life on October 15 to pursue other opportunities.

"We're excited that Ingrid is joining Sun Life. She brings significant leadership experience and deep international expertise in insurance and financial services," said Kevin Strain. "Ingrid will continue to foster growth and build scale in our Asia businesses where we are focused on providing protection, health and wealth management solutions to Clients in the fast-growing middle class and high net worth markets. We thank Léo for his many contributions to Sun Life over the years and wish him well in the future."

Ms. Johnson brings more than 25 years of international commercial experience in the insurance and financial services industries. Most recently, she was the Group Finance Director of dual London and South Africa listed Old Mutual plc and a member of its various subsidiary boards. During her time at Old Mutual plc, Ms. Johnson played a significant role in supporting the restructuring and delisting of the £12 billion market cap group into four fully independent, listed entities.

Prior to this, Ms. Johnson spent 21 years with South African listed Nedbank Group, a 53% subsidiary of Old Mutual plc, where she held several progressively senior roles encompassing both the technical aspects of governance, finance, treasury, risk and capital management with leading large scale sustainable change of the businesses servicing international, corporate, business and retail clients. This culminated in her role as Group Managing Executive: Retail and Business Banking to collaboratively lead 20,000 colleagues in delivering best-in-class client, culture and risk metrics, in addition to achieving sustainable financial performance and advancing leadership diversity.

While at Nedbank Group, Ms. Johnson led business transformation of Business Banking Cluster (servicing commercial clients) with results of such note as to merit a 2009 Harvard Business School case study, still taught in business and leadership courses today.

"I'm delighted to be joining Sun Life, whose purpose and values resonate deeply with mine. Health and Wealth are vital cornerstones to the wellbeing of all in society, and I look forward to working with the talented leaders, partners, advisors and their teams in accelerating Sun Life's transformational impact in Asia. I am thrilled to be a part of this next exciting phase of Sun Life's global contribution to helping Clients achieve lifetime financial security and live healthier lives," said Ms. Johnson.

Originally from Johannesburg, South Africa, Ms. Johnson is a Chartered Accountant, holds Bachelor of Commerce and Bachelor of Accounting degrees from the University of the Witwatersrand in South Africa and completed the Advanced Management Program at the Harvard Business School.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

A photograph of Ingrid Johnson is available on request.

Media Relations Contacts:
Rajani Kamath
Associate Vice-President, Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Sarah James
Head of Communications, Asia
T. +852 6021 5797
sarah.james@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com